UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

April 25, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:   ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 12,395,627 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,395,627 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 12,395,627 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 30% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,650,214 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,299,687 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,849,156 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,127,410 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, and 618,921 Common Units held by Magnolia.

Note 2: Based on 41,316,756 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,889,659 Common Units outstanding as of March 4, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on March 7, 2016, (b) 7,299,687 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 4, 2016 and (c) 3,127,410 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 4, 2016.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 20,967,056 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,967,056 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 20,967,056 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 42% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,650,214 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,299,687 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,849,156 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,127,410 Common Units, 8,571,429 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,571,429 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, and 618,921 Common Units held by Magnolia.

Note 2: Based on 49,888,185 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,889,659 Common Units outstanding as of March 4, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on March 7, 2016, (b) 7,299,687 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 4, 2016 and (c) 3,127,410 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 4, 2016 and (d) 8,571,429 Series C Units held by Magnolia Holdings.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,649,296 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,649,296 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,649,296 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 22.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,650,214 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,299,687 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), and 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point.

Note 2: Based on 38,189,346 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,889,659 Common Units outstanding as of March 4, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on March 7, 2016 and (b) 7,299,687 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 4, 2016.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,349,609 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,349,609 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,349,609 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.4% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,349,609 Common Units held by American Midstream GP, LLC, the Issuer’s general partner (the “General Partner”).

Note 2: Based on 30,889,659 common units of the Issuer (“Common Units”) outstanding as of March 4, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on March 7, 2016.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 22,596,506 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 22,596,506 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 22,596,506 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 45.3% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 6,650,214 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,299,687 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,849,156 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,127,410 Common Units, 8,571,429 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,571,429 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”).

Note 2: Based on 49,888,185 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,889,659 Common Units outstanding as of March 4, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on March 7, 2016, (b) 7,299,687 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 4, 2016 and (c) 3,127,410 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 4, 2016 and (d) 8,571,429 Series C Units held by Magnolia Holdings.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 22,596,506 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 22,596,506 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 22,596,506 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 45.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,650,214 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,299,687 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,849,156 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,127,410 Common Units, 8,571,429 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,571,429 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”).

Note 2: Based on 49,888,185 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,889,659 Common Units outstanding as of March 4, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on March 7, 2016, (b) 7,299,687 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 4, 2016 and (c) 3,127,410 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 4, 2016 and (d) 8,571,429 Series C Units held by Magnolia Holdings.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 22,596,506 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 22,596,506 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 22,596,506 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 45.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,650,214 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,299,687 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,849,156 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,127,410 Common Units, 8,571,429 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,571,429 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”).

Note 2: Based on 49,888,185 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,889,659 Common Units outstanding as of March 4, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on March 7, 2016, (b) 7,299,687 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 4, 2016 and (c) 3,127,410 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 4, 2016 and (d) 8,571,429 Series C Units held by Magnolia Holdings.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 22,596,506 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 22,596,506 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 22,596,506 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 45.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,650,214 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,299,687 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,849,156 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,127,410 Common Units, 8,571,429 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,571,429 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”).

Note 2: Based on 49,888,185 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,889,659 Common Units outstanding as of March 4, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on March 7, 2016, (b) 7,299,687 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 4, 2016 and (c) 3,127,410 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 4, 2016 and (d) 8,571,429 Series C Units held by Magnolia Holdings.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 22,596,506 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 22,596,506 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 22,596,506 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 45.3% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 6,650,214 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,299,687 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,849,156 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,127,410 Common Units, 8,571,429 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,571,429 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”).

Note 2: Based on 49,888,185 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,889,659 Common Units outstanding as of March 4, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on March 7, 2016, (b) 7,299,687 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 4, 2016 and (c) 3,127,410 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 4, 2016 and (d) 8,571,429 Series C Units held by Magnolia Holdings.

This Amendment No. 14 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016 and Amendment No. 13 filed on February 24, 2016 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 2. Identity and Background.

Item 2 is hereby amended and supplemented by adding the following:

(a)	Magnolia Infrastructure Holdings, LLC (the “Purchaser”) is a Delaware limited liability company. The officers of the Purchaser are the following individuals (the “Officers”):

•	Daniel R. Revers, President

•	John F. Erhard, Vice President

•	Lucius H. Taylor, Vice President

•	Christine Miller, Secretary

•	Theodore D. Burke, Assistant Secretary

(b)	The principal business address of the Purchaser and each of the aforementioned officers is:

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

(c)	The Purchaser is a member-managed limited liability company controlled by ArcLight Energy Partners Fund V, L.P. (“Fund V”), its sole member. The business of the Purchaser is to own a controlling interest in Magnolia Infrastructure Partners, LLC (“Magnolia”) and to make other related investments.

(d)	None of the Purchaser or, to the best of any reporting person’s knowledge, any of the Officers has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Purchaser or, to the best of any reporting person’s knowledge, any of the Officers has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Purchaser is organized under the laws of the State of Delaware. Each Officer is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and supplemented by adding the following immediately after the last paragraph:

On April 25, 2016, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Purchaser, pursuant to which the Purchaser purchased $120 million of Series C Convertible Preferred Units (“Series C Units”) at a per unit price of $14.00. The Purchaser used cash on hand to purchase the Series C Units. Under the terms of the Purchase Agreement, the Purchaser also received a warrant to purchase in the aggregate 800,000 fully paid and nonassessable Common Units (subject to adjustment in accordance with the provisions of the warrant) at an exercise price of $7.25 per Common Unit.

The foregoing is a summary only and the terms and conditions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which will be filed by the Issuer as an exhibit to a Current Report on Form 8-K.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following immediately after the last paragraph:

The Issuer adopted the Fifth Amended and Restated Agreement of Limited Partnership of the Issuer dated April 25, 2016 (as amended and restated, the “Partnership Agreement”), which created the Series C Units. Proceeds from the sale of the Series C Units to Purchaser were used as financing for certain acquisitions by the Issuer.

The terms of the Series C Units provide for, among other things: (i) quarterly distributions to be paid in kind or in cash, in the discretion of the board of directors of the Issuer’s general partner, until the earlier of July 1, 2017 or the date the holder issues a written notice electing to convert the Series C Units into Common Units, (ii) quarterly distributions will be paid in cash if the holder does not elect to convert the Series C Units into Common Units by July 1, 2017, (iii) voting rights identical to the voting rights of the Common Units and voting as a single class with the Common Units, with each Series C Unit entitled to one vote for each Common Unit into which such Series C Unit is convertible, (iv) separate voting rights on any matter that adversely affects, amends or modifies the rights, preferences, privileges or terms of the Series C Units and (v) a consent right over certain actions to be taken by the Issuer’s general partner. The Series C Units may be converted into Common Units at any time at the option of the holder, in an amount equal to (i) the sum of $14.00 and all accrued and accumulated but unpaid distributions, divided by (ii) the conversion price (as defined in the Partnership Agreement), with the initial conversion rate at a 1-for-1 basis. Subject to certain restrictions, the Issuer may exercise the right to require Magnolia Holdings to sell, assign and transfer all or a portion of the then outstanding Series C Units to the Issuer.

Prior to the consummation of any recapitalization, reorganization, consolidation, merger, spin-off or other business combination in which the holders of Common Units are to receive securities, cash or other assets (a “Partnership Event”), the Issuer is obligated to make an irrevocable written offer, subject to consummation of the Partnership Event, to each holder of Series C Units to redeem all (but not less than all) of such holder’s Series C Units for a price per Series C Unit payable in cash

Under the terms of the Purchase Agreement, the Purchaser also received a warrant to purchase in the aggregate 800,000 fully paid and nonassessable Common Units (subject to adjustment in accordance with the provisions of the warrant) at an exercise price of $7.25 per Common Unit.

The foregoing is a summary only and the terms and conditions of the Series C Units are qualified in their entirety by reference to the Partnership Agreement and the Purchase Agreement, which will be filed by the Issuer as exhibits to a Current Report on Form 8-K.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Schedule 13D are incorporated herein by reference.

ArcLight Capital Holdings, LLC (“ArcLight Holdings”) is the sole manager and member of ArcLight Capital Partners, LLC (“ArcLight Partners” and, together with ArcLight Holdings and Fund V, the “ArcLight Entities”). ArcLight Partners is the investment adviser to Fund V. ArcLight Holdings is the manager of the general partner of Fund V. Mr. Revers is a manager of ArcLight Holdings and a managing partner of ArcLight Partners and has certain voting and dispositive rights as a member of ArcLight Partners’ investment committee. Fund V directly owns Busbar II, LLC (“Busbar”) and Magnolia Holdings, which owns Magnolia Infrastructure Partners, LLC (“Magnolia”). Fund V, through indirectly controlled subsidiaries, also owns approximately 90% of the ownership interest in High Point Infrastructure Partners, LLC (“HPIP”), which in turn owns 95% of American Midstream GP, LLC (the “General Partner”). As a result, the ArcLight Entities and Mr. Revers may be deemed to indirectly beneficially own the securities of the Issuer held by Magnolia Holdings, Busbar, Magnolia, HPIP and the General Partner, but disclaim beneficial ownership except to the extent of their respective pecuniary interests therein.

(d)-(e) Not applicable.

ITEM 7. Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2016

AMERICAN MIDSTREAM GP, LLC

/s/ William B. Mathews
William B. Mathews, Senior Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, L.P.
its General Partner

By:	ArcLight Capital Holdings, LLC its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement